

Mail Stop 3561

October 8, 2015

Ke Yi Cai
Chief Executive Officer
Yanhuang International Development Company, Inc.
1722 Nan Huan Lu, Bin Jiang District,
Hangzhou, Zhejiang Province, China 310052

> **Re:** **Yanhuang International Company, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 29, 2015**
> **File No. 333-205947**

Dear Mr. Cai:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our September 24, 2015 letter.

Dilution, page 19

1.  We reviewed your response to our comment 5 and the revisions to your disclosure that you excluded the offering expenses from your dilution calculation since your officers and directors have collectively agreed to pay for such expenses.  In this regard, please tell us how you accounted for the offering expenses paid by your principal shareholders and directors on your behalf in your financial statements for the periods presented.  Refer to SAB Topic 5T.

Exhibit 23.1

2.  Please include an updated consent in your amended filing.

Please contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Donna Di Silvio, Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products